

September 9, 2013

Via Email
Jon Wilcox
Manager
California Republic Funding, LLC
18400 Von Karman
Suite 1100
Irvine, CA 92612

> **Re: California Republic Funding, LLC**
> **Registration Statement on Form S-3**
> **Filed August 28, 2013**
> **File No. 333-190866**

Dear Mr. Wilcox:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3

Form of Prospectus Supplement

Transaction Overview, page S-4

1.   Please identify the Administrator in the Transaction Overview chart.

The Receivables Pool – Selection of Receivables, page S-22; The Receivables Pools – The Receivables, page 27

2.   We note the descriptions of the selection criteria in the Prospectus Supplement and in the Prospectus. The two disclosures do not appear to be entirely consistent. For example, we note the requirement, in the Supplement, that a Receivable be secured by a Financed

Vehicle that has not been repossessed. However, we note the requirement, in the Prospectus, only that a Receivable be secured by a Financed Vehicle that has not been repossessed without reinstatement. Please revise or advise.

Glossary of Terms – "Backup Servicer", page S-55

3.   We note that you define Backup Servicer to be "CSC," but do not otherwise identify "CSC." Please identify the Backup Servicer. Refer to Item 1108(a)(2) of Regulation AB.

Glossary of Terms – "Simple Interest Receivable", page S-61; The Receivables Pools – The Receivables, page 27

4.   We note the descriptions of the simple interest method calculation in the Prospectus Supplement and in the Prospectus. The two disclosures do not appear to be entirely consistent and are difficult to read. Please make conforming revisions as appropriate.

Prospectus

Risk Factors, page 8

5.   Since the Servicer is the Bank, please include a discussion of the conflicts associated with the repurchase provisions given that the seller of Receivables, which is the Bank or an affiliate of the Bank, is the obligated party to repurchase.

The Sponsor and Servicer – Underwriting Criteria, page 20

6.   We note your disclosure that exceptions to the Sponsor's underwriting policies are made at the discretion of the credit underwriters with appropriate approval authority, and that under limited circumstances a senior underwriter or other appropriately authorized employee may approve an application that was automatically rejected due to a low FICO score. Please revise, where appropriate, to comply with Item 1111(a)(8).

Certain Information Regarding the Notes – Reports to be Filed with the SEC, page 40

7.   We note that the Commission file number of the Depositor is incorrect. Please revise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Lulu Cheng at (202) 551-3811 or me at (202) 551-3850 with any other questions.

Sincerely,

/s/ Katherine Hsu

Katherine Hsu
Office Chief

cc: Andrew E. Katz